Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.:  001-36389

 Just Eat Takeaway.com to Combine with Grubhub to Create a Leading Global Online Food Delivery Player  June 2020

 Today’s presenters    “    Jitse GroenCEO    Matt MaloneyCEONorth America  “Matt and I are the two remaining food delivery veterans in the sector, having started our  respective businesses at the turn of the century, albeit on two different continents. Both  of us have a firm belief that only businesses with high-quality and profitable growth will  sustain in our sector. I am excited that we can create the world’s largest food delivery  business outside China. We look forward to welcoming Matt and his team to our  company and working with them in the future.”  Jitse Groen, founder of Just Eat Takeaway.com    “  2  “I’ve known Jitse since 2007 and his story is much like mine. Combining the companies that  started it all will mean that two trailblazing start-ups have become a clear global leader.  We share a focus on a hybrid model that places extra value on volume at independent  restaurants, driving profitable growth. Supported by Just Eat Takeaway.com, we intend to  accelerate our mission to be the fastest, best and most rewarding way to order food from  your favourite local restaurants in North America and around the world. We could not be  more excited.”  Matt Maloney, founder of Grubhub  “  “

   Shared history          Founded in 2000    Founded in 2001    Founded in 2004      3

Transaction highlights

Key Terms	▪ Just Eat Takeaway.com N.V. ("JET") has entered into an agreement with Grubhub to acquire 100% of the shares of Grubhub Inc. ("GRUB") ▪ GRUB shareholders will be entitled to receive 0.6710 JET shares[1] in exchange for each GRUB share, representing $75.15 for each GRUB share[2], implying a total equity consideration[2] of $7.3 billion ▪ GRUB shareholders are expected to own approximately 30.0% of the Combined Group[2,3]
Board and Management	▪ Matt Maloney, CEO of GRUB, to join the JET Management Board and oversee combined North American operations ▪ Two current GRUB Directors will to join the JET Supervisory Board. The JET Supervisory Board will expand from 5 members to 7 members
HQ and Listing	▪ Headquartered and domiciled in Amsterdam, the Netherlands ▪ Headquarters for the North American business will be in Chicago, U.S. ▪ JET is listed on Euronext Amsterdam and on the Main Market of the London Stock Exchange and will introduce an ADR listing in the U.S.
Conditions & Timing	▪ Subject to customary conditions, including JET and GRUB shareholder approval and receipt of regulatory clearances ▪ Completion anticipated in Q1 2021

1 In the form of Just Eat Takeaway.com ADRs. 2 Based on the undisturbed closing price of Just Eat Takeaway.com on 09-June-2020 of €98.60, converted to USD from EUR at an exchange rate of 1.13585, the exchange rate at 17:30 CET / 16:30 BST on 9 June 2020. 3 On a fully diluted basis.

JUST EAT Takeaway.com GRUBHUB

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 Creating a global online food delivery player…  1Country                                    Americas  Europe        2000 - 2007    Company presence  Source: Company information. 1 Management estimates    Number one position1  5

 Creating a global online food delivery player…  1Country                                  Americas  Europe        2000 - 2007  Source: Company information. 1 Management estimates    Company presence    Number one position1  6

 Creating a global online food delivery player…  5Countries                                  Americas  Europe        2007 - 2012  Source: Company information. 1 Management estimates    Company presence    Number one position1  7

 Creating a global online food delivery player…  7Countries                                  Americas  Europe        2014  Source: Company information. 1 Management estimates    Company presence    Number one position1  8

 Creating a global online food delivery player…  11Countries                                    Americas  Europe        Israel        2019        Source: Company information. 1 Management estimates    Company presence    Number one position1  9

 Creating a global online food delivery player…  24Countries          Americas  Europe        2020                            Australia & New Zealand  Source: Company information. 1 Management estimates    Company presence    Number one position1    Joint Ventures / Partnerships              Israel  10

Creating a global online food delivery player...


Americas
Europe
Australia & New Zealand
Israel
Grubhub
Joint Ventures / Partnerships
Number one position5
Company presence

25
Countries

+360k
Restaurants[1,2]

>70m
Active Consumers[2]

>700m
Addressable Population[2,3]

~10%
Penetration[4]

Source: Company information, Eurostat, StatCA, US Census Bureau, Australian Bureau of Statistics, New Zealand Bureau of Statistics and Israel Democracy Institute
Note: Restaurants and active consumers as at Q1 2020. 1 Partnered restaurants only (for which there is a contract). 2 Excludes Mexico, Brazil and Colombia. 3 Addressable population aged over 15 years (Source: EU country data as per Eurostat as at 1-Jan-2019, StatCA as at 1-Jul-2019, US Census Bureau at 31-Dec-2018, Australian Bureau of Statistics as at 30-Jun-2019, New Zealand Bureau of Statistics as at 31-Dec-2019 and Israel Democracy Institute as at 31-Dec-2019.) 4 Defined as active consumers as a percentage of addressable population aged over 15 years (exc. Mexico). 5 Management estimates

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… with nearly 600m orders worth c.€14bn in 2019

FY2019	Active Consumers	Orders[1]	GMV[2]	Revenue	Adj. EBITDA[3]
JUST EAT Takeaway.com	48m	413m	€8.4bn *$9.4bn*	€1.5bn *$1.7bn*	€234m *$260m*
GRUBHUB	23m	180m	€5.3bn *$5.9bn*	€1.2bn *$1.3bn*	€168m *$186m*
JUST EAT Takeaway.com + GRUBHUB	**71m**	**593m**	**€13.7bn** ***$15.3bn***	**€2.7bn** ***$3.0bn***	**€402m** ***$447m***

Note: Based on FY19 financials. FX rate: USD/EUR: 0.9000 . Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP. Just Eat Takeaway.com financials prepared in accordance with IFRS. For JET, the acquisition in Germany is not pro forma for the full year but accounted for from the acquisition date. 1 As defined by each party in their filings. 2 Gross Food Sales for Grubhub 3 Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation.

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How Grubhub enhances our long-term success

- Combining with Grubhub is consistent with our long-term mission to become the best food delivery company on the planet
- Offers a chance to acquire already profitable leadership positions in one of the world's largest markets
- Grubhub delivers leading positions in key U.S. markets and is the only asset in the U.S. with a profitable hybrid model
- Combination of SkipTheDishes and Grubhub leverages two leading North American companies
- Increased scale, diversity and cash flow greatly enhance the combined business' competitiveness

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 Compelling investment case for combined group  1 Outside of China, measured by GMV and revenue    Creating the world’s largest food delivery company1    Company built around four of the world’s largest profit pools in food delivery    Combination of Grubhub and SkipTheDishes creating a North American leader    Grubhub has an advantage in the U.S. market combining a nationwide footprint, hybrid model and diversified portfolio    Enhanced scale and leading positions increase ability to invest and leverage best practices globally        1        2        3        4        5    Founder-led management team, with a proven track record of building leading positions in markets of scale        6  14

                                   1,465  ~850  402  (431)  (405)      Creating the world’s largest food delivery company outside of China with c.€2.7bn revenues  Note: Based on selected players in online food delivery only (applies to chart only, not the headline). Financials from company filings and publically available information. FX rate: USD/EUR: 0.9000. 1 Uber Eats EBITDA figures do not include the allocation of Corporate G&A and Platform R&D costs and exclude stock based compensation expense. 2 Not including Woowa acquisition. 3 Source: Rumoured revenue and EBITDA for 2019 as per Theinformation.com (4-Dec-2019). 4 Rumoured revenue for 2018 as per Techcrunch (10-Jan-2019). 5 Rumoured to be “not profitable” as per Forbes (Sep- 19-2019).  Revenue, EBITDA (€m, 2019)2,6942,259  Doordash 3  Postmates 5  (1,235)Uber Eats 1        1  15  Delivery Hero 2  ~3504

2 A platform built around four of the world's largest profit pools



FY 2019	UK	Netherlands	USA	Germany
Addressable Population[1]	54.7m	14.5m	266.0m	71.8m
Penetration[2]	25%	33%	9%	15%
Adj. EBITDA (€m)[3] *% margin*	201[3] *41.1%*	59 *48.8%*	168 *14.2%*	5 *2.4%*

Investing for growth (USA)

Margin expected to trend towards Dutch margin over time (Germany)

Source: Companies information, Eurostat, US Census Bureau. Note: FX rate: USD/EUR: 0.9000 for Grubhub and GBP/EUR: 1.1000 for UK . Note: Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. 1 Addressable population aged over 15 years old. UK, Netherlands and Germany population as per Eurostat at 1-Jan-2019, US as per 2019 US Census Bureau. 2 Penetration is the % total active consumers over the respective country addressable population. Active consumers as of April 2020 for JET and as of Mar 2020 for GRUB. 3 Limited comparability of Country EBITDA due to different accounting standards. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation. Includes the FY19 acquired business (Flyt, Practi and City Pantry).

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 Creating a North American Leader  Source: Company information, market shares based on meal delivery share of sales, as of Mar-2020, as per Second Measure. 1 Orange dots refer to illustrative SkipTheDishes city presence, Red dots refer to Grubhub.        3      Number 1 online food delivery player in Canada      City presence1    Grubhub is leading in 100+ markets in the U.S., including New York, its largest market and the largestU.S. market for takeout  17

     Creating a North American Leader (continued)  Source: Company information.        3        Founded in 2004 in Chicago      Who Is Grubhub?    Grubhub Highlights          Expanded nationally in 2007 as pure marketplace model        Merged with Seamless (NY leader) in2013 and IPO in 2014        Added delivery capabilities in 2015  Delivery for independent restaurants at scale and profitable      Hybrid delivery / marketplace model and focus on independent restaurants has created long-term sustainable, profitable model      Competition from QSR-focused, highly unprofitable peers refocused company on restaurant supply and diner value - strategy working      Growth has accelerated materially over the last 2 months  Positive Adjusted EBITDA every quarter since going public                                                              18

 Grubhub’s differentiated offering provides it with unique advantages  Source: Company information.  High growth hybrid business model…  … with a highly diversified portfolio    Corporate  Leading corporate business player  4  B2C  >210,000 live partner restaurants across 4,000+ citiesGrubhub has less than 15% QSR volume, as it places extra value on volume at independent restaurants  2018  2019  YoY Growth        LiveRestaurants 106,000  153,000  43.9%>210,000       as of   Orders (m) 159  M180  ay-202012.9%              Active Diners 17.7(m)  22.6  27.9%                                                        19

                 166  210  168  2018    $1.47    $1.04    $1.51  Grubhub provides an attractive combination of scale, growth and profitability  Revenue (€bn)  Adj. EBITDA1 (€m)    2019Adj. EBITDAper order        Initiatives and investments announced in Oct-2019 intended to accelerate growth  GMV (€bn)    2017Y-o-Y Growth        4                  3.4  4.6    33.6%    16.9%5.3                  0.6  0.9  1.2  2017 2018 2019 2017Note: FX rate: USD/EUR: 0.9000 . 1 Adj. EBITDA excludes acquisition, restructuring, legal costs and stock based compensation.  2018  2019    47.5%    30.3%        Grubhub is profitable in ~85% of its markets, which represent ~100% of its orders  20

5 Combined company with strong ability to invest

Adj. EBITDA[1] (€m, LFY)



321
166
156
408
210
198
402
168
234
2017
2018
2019
Just Eat Takeaway.com
Grubhub

Combined cumulative EBITDA generation of **+€1bn** over the 2017-2019 period

Note: Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS. FX rate: USD/EUR: 0.9000. 1 Adj. EBITDA for Takeaway.com defined as EBITDA before long term employee incentive costs, share of loss of joint ventures, non-recurring items and income tax expense. Underlying EBITDA for Just Eat defined as EBITDA, less the results of associates, share based payments expenses, acquisition transaction and integration costs, significant restructuring programmes, foreign exchange and other gains and losses. Adj. EBITDA for Grubhub excludes acquisition, restructuring, legal costs and stock based compensation.

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 Founder-led management team, with a proven track record of building leading positions in markets of scale      55+ years of combined experience in food delivery      Founders of Takeaway.com, Grubhub, Lieferando,Pyszne, Takeaway.com Bulgaria and 10bisstill active in the company      Proven track record of building leading positionsin markets of scale      Track record of successful execution of M&A,integration programmes and capital markets  Jitse GroenCEOFounded Takeaway.com2000  Brent WissinkCFOJoined Takeaway.com2011  Jörg GerbigCOOFounded Lieferando.de2009  Matt MaloneyCEO North America Founded Grubhub2004                        6  22  Source: Company information.

                   €40m  €230m  €1bn  €5bn+  €12.2bn  €14.7bn  Jun-20  c. €50.00        Strong track record in consistently delivering significant value creation  Note: Represents Takeaway.com equity values over time. 1 Source: https://fd..nl/profile/1300796/bedenker-thuisbezorgd-nl-vindt-zichzelf-geen-ondernemer. 2 Source: https://www.primeventures.com/news/takeawaycom-raises-eur-13-millil=on-funding-prime-ventures.3 Source: https//newmobility.news/2019/07/30/takeaway-com-to-take-over-just-eat. 4 Source: press release dated30-09-2016 – Takeaway.com initial public offering at EUR23 per share. 5 As at 26-Jul-2019. Share price of €83.55 and ordinary shares outstanding of 61.2m (as per 2.7 announcement). 6 As at 3-Feb-2020. Share price of €88.95 and ordinary shares outstanding of 137.6m. 7 As at 5-Jun-2020. Share price of €99.00 and ordinary shares outstanding of 149.4m.  2000Jitse Groen starts Thuisbezorgd.nl with 100 Guilders1  20121st external investment (€13m)2  20142nd external investment (€74m)3  2016IPO(€175m primary)⁴  Jul-19Prior toJust Eat merger⁵  Feb-20Just Eat Takeaway.com merger6  Market Capitalisation                                              6        Today7      23

Just Eat integration well underway and on track

Platform Unification	• Just Eat continental European markets to migrate to the Takeaway.com technology platform • Unified operating model taking best of both of the legacy businesses
Global Branding	• Local brands to adopt Takeaway.com branding, creating a global brand identity

Completed

To be migrated on a rolling basis

JUST EAT

Other Initiatives

- Investing in Restaurant Supply
- Defend and enhance top of mind brand awareness
- JUST EAT Platform Enhance-ments
- Scoober Launches in Key Cities
- Head Office integration

Integration Management Office established to leverage Just Eat and Takeaway.com's integration expertise, with execution now well underway

Source: Company information.

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                     A  pril & May2020  YTD to May2020  April & May2020  YTD to May2020  April & May2020                Orders1    96m  208m  39m  86m  135m                              Year-on-YearOrder growth1    41%  23%  28%  11%  37%  Financial highlights: current trading update  Source: Company information. 1 As defined by each party in their most recent public filings.    +              25

   Financial highlights: current trading update (continued)  Source: Company information. 1 As defined by each party in their most recent public filings. 2 Aggregated German orders, including pre-acquisition.  April & May        YTD to May        Orders (m)1  2020  2019  Growth    2020  2019  Growth  United Kingdom  29  22  33%    62  54  15%  Germany2  18  12  48%    40  31  30%  Canada  15  8  97%    29  19  51%  Netherlands  9  6  38%    19  15  22%  Rest of the World  25  20  24%    58  50  16%  U.S.  39  30  28%    86  77  11%  +  135  98  37%    294  247  19%                26

Anticipated transaction timetable

H2 2020	▪ Just Eat Takeaway.com circular published ▪ Just Eat Takeaway.com shareholder meeting ▪ Initial filing of Just Eat Takeaway.com F-4 Registration Statement in the U.S.
Q1 2021	▪ EU prospectus published by Just Eat Takeaway.com ▪ Just Eat Takeaway.com F-4 Registration Statement goes effective in the U.S. ▪ Grubhub proxy statement mailed to Grubhub shareholders ▪ Grubhub shareholder meeting ▪ Completion of transaction

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Questions & Answers

 Legal Disclaimer  29  NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.This presentation has been prepared by Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) and Grubhub Inc. (“Grubhub”) in connection with the proposed acquisition of Grubhub by Just Eat Takeaway.com in an all-stock transaction (the “Proposed Merger”). These slides do not purport to contain all the information that may be necessary or desirable to fully and accurately value Just Eat Takeaway.com, Grubhub or the business prospects of the Proposed Merger. The information set out in this presentation is not intended to form the basis of any contract. By attending (whether in person, by telephone or webcast) this presentation or by reading the presentation slides, you agree to the conditions set out below. You should conduct your own independent analysis of Just Eat Takeaway.com, Grubhub and the Proposed Merger, including consulting your own independent advisers in order to make an independent determination of the suitability, merits and consequences of the Proposed Merger. You should not base any behaviour in relation to financial instruments related to Just Eat Takeaway.com’s or Grubhub’s securities or any other securities and investments on information contained in this presentation until after such information is made publicly available by Just Eat Takeaway.com or Grubhub or any of their advisers. Any dealing or encouraging others to deal on the basis of such information may amount to insider dealing under the Criminal Justice Act 1993 and/or market abuse under the Market Abuse Regulation (and/or, as applicable, such regulation as it forms part of the domestic UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 as amended from time to time).None of Just Eat Takeaway.com, Grubhub, or any of their respective shareholders, subsidiaries, affiliates, associates, or their respective directors, officers, partners, employees, representatives and advisers (the “Relevant Parties”) makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation, or otherwise made available, nor as to the reasonableness of any assumption contained herein or therein, and any liability therefor (including in respect of direct, indirect, consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future and no reliance, in whole or in part, should be placed on the fairness, accuracy, completeness or correctness of the information contained herein or therein. This presentation includes only summary information and does not purport to be comprehensive. The information contained in this presentation has not been independently verified. Further, nothing in this presentation should be construed as constituting legal, business, tax, actuarial, financial or other specialist advice. None of the Relevant Parties has independently verified the material in this presentation. No statement in this presentation (including any statement of estimated synergies) is, nor is any intended to be a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for Just Eat Takeaway.com or Grubhub or the combined group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supplies basis for Just Eat Takeaway.com or Grubhub, as appropriate.Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Neither Grubhub nor its directors will be responsible for any statement on synergies or any information set out in this presentation relating to Just Eat Takeaway.com or its group. Neither Just Eat Takeaway.com nor its directors will be responsible for any information set out in this presentation relating to Grubhub or its group. No statement in this presentation should be construed as a profit forecast or interpreted to mean that the combined group's earnings in the first full year following implementation of the Proposed Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Just Eat Takeaway.com or Grubhub for the relevant preceding financial period or any other period. As a result of rounding, the totals of data presented in this presentation may vary slightly from the actual arithmetic totals of such data.The companies in which Just Eat Takeaway.com directly and indirectly owns investments are separate entities. In this presentation “Just Eat Takeaway.com” is sometimes used for convenience where references are made to Just Eat Takeaway.com and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Similar references are made to “Grubhub” with similar logical application.Just Eat Takeaway.com is a Dutch company subject to Dutch and UK procedural and disclosure requirements that are different from those of the U.S. Certain financial statements or other information included in this presentation may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S.

 Legal Disclaimer (continued)  30  Forward Looking StatementsThis presentation contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this presentation , unless otherwise indicated, and there is no implication that the information contained in this presentation is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this presentation, or to update, supplement or correct the information set forth in this presentation or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

 Legal Disclaimer (continued)  31  Additional Information and Where to Find ItIn connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at www.corporate.takeaway.com.Participants in the SolicitationGrubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.No Offer or SolicitationThis presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.Non-GAAP Financial Measures and Alternative Performance MeasuresThis presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Each of Grubhub and Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because each believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Grubhub's financial performance under GAAP nor of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with GAAP and IFRS, as applicable. Each of Grubhub and Just Eat Takeaway.com has provided a reconciliation of those measures to the most directly comparable GAAP and IFRS measures, respectively, which are available in Grubhub's Annual Report on Form 10-K and in Just Eat Takeaway.com's 2019 Annual Report, respectively.